Linktone Announces Acquisition of InnoForm Group Singapore

BEIJING, China, March 23, 2010 — Linktone Ltd. (NASDAQ: LTON), a wireless interactive entertainment services provider to consumers in China, today announced that it together with its major shareholder, PT Media Nusantara Citra Tbk (“MNC”), have completed the acquisition of 75% of the share capital of InnoForm Group (“InnoForm”). InnoForm is a Singapore-based company with regional offices in Malaysia, Taiwan and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products. It is one of the industry’s leading VCD/DVD/CD distributors for both the English and Chinese language markets in Singapore and the Asian region.

Chairman and Chief Executive Officer of Linktone, Hary Tanoesoedibjo commented, “I am extremely delighted to welcome InnoForm to the Linktone family. We continue to make considerable progress in our international expansion strategy, under which we will focus on Asian media by leveraging InnoForm’s comprehensive product and service offerings, which cover video, music, movie, edutainment and entertainment. With a challenging WVAS operating environment in the domestic PRC market, regional expansion and content extension allow further diversification of our business portfolio, enabling us to build strength in a variety of markets and economic conditions. Acquisition of InnoForm represents another major step forward in expanding our footprint throughout Southeast Asia. As a result, we expect this new pipeline will enable Linktone to add profitable business and be accretive to our bottom line.”

“We are excited about the acquisition and proud to be a part of Linktone.” Said Steven Tan, Managing Director of InnoForm, “We look forward to working closely with Linktone as we continue to strengthen our multi-channel capability and capture the business growth opportunities.”

Based on InnoForm’s 2009 unaudited net profit after tax, which is approximately SGD 2.14 million as calculated under International Financial Reporting Standards, Linktone and MNC agreed to pay SGD 9.75 million in cash to acquire 75% of the share capital of InnoForm. Linktone and MNC will hold 50% and 25% of the share capital of InnoFarm, respectively. In addition, Linktone and MNC have the option to purchase the remaining 25% of outstanding share capital, whereby 15% of the share capital can be purchased within 18 months, and the other 10% of the share capital can be purchased within 30 months, from the agreement date.

ABOUT INNOFORM
The InnoForm Group consists of InnoForm Media, InnoForm Entertainment, InnoForm Digital Media and Alliance Entertainment Singapore. Founded in 2001, InnoForm has its head office in Singapore, with regional offices in Malaysia, Taiwan and Hong Kong. InnoForm’s integrated business activities include the development and licensing of children’s edutainment products (InnoKids), collaboration, acquisition and distribution of overseas entertainment video and theatrical programs, production and co-production of local and overseas movies, distribution and studio recording services. InnoForm is one of the industry’s leading VCD/DVD/CD distribution companies for both the English and Chinese language markets in Singapore and the Asian region.

ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that this or any future acquisition will not create the operational and financial results that Linktone expects, including in particular the possibility that this acquisition may not be accretive to earnings in any future period or that InnoForm will not continue to be able to maintain and enhance its market position; the risk that Linktone will not be able to effectively manage InnoForm or effectively utilize its resources; the risk that the media business will not continue to grow or that it may decline; the risk that this and any future acquisition could divert management’s attention from Linktone’s existing operations, which could adversely affect its results of operations; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Serena Shi                                                   Brandi Piacente
Linktone Ltd.                                                The Piacente Group, Inc.
Tel: 86-10-6539-6802                                Tel: 212-481-2050
Email: serena.shi@linktone.com             Email: brandi@thepiacentegroup.com